

Mail Stop 3561

May 17, 2016

Charles M. Sonsteby
Principal Financial Officer
The Michaels Companies Inc.
8000 Bent Branch Drive
Irving, Texas 75063

> **Re:** **The Michaels Companies Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 17, 2016**
> **File No. 1-36501**

Dear Mr. Sonsteby:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products